Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

(1) RESIGNATION OF CHIEF TECHNOLOGY OFFICER AND RE-DESIGNATION OF A DIRECTOR; AND

(2) APPOINTMENT OF CHIEF TECHNOLOGY OFFICER

RESIGNATION OF CHIEF TECHNOLOGY OFFICER AND RE-DESIGNATION OF EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Directors”, and each, a “Director”) of Zhihu Inc. (the “Company”) announces that due to his business commitment of serving full-time as the chief executive officer of Beijing ModelBest Intelligent Technology Co., Ltd. (北京面壁智能科技有限 責任公司) (the “ModelBest”), a technology start-up company dedicated to AI and large language models, Mr. Dahai Li (李大海) (“Mr. Li”) resigns as the chief technology officer of the Company (the “Chief Technology Officer”) and has been re-designated from an executive Director to a non-executive Director for purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) with effect from June 5, 2024 (the “Effective Date”).

Mr. Li confirmed that (i) he has no disagreement with the Board; and (ii) there is no matter relating to his resignation of the Chief Technology Officer and his re-designation from an executive Director to a non-executive Director that needs to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Li for his service during the tenure as an executive Director and the Chief Technology Officer.

Mr. Dahai Li (李大海), aged 43, joined the Company in December 2015 and was appointed as the Chief Technology Officer and an executive Director in May 2018 and on March 25, 2021, respectively. Mr. Li holds directorship in several subsidiaries of the Company (including Beijing Zhihu Network Technology Co., Ltd.). Mr. Li is concurrently the director and chief executive officer of ModelBest, a portfolio investee of the Company, since March 2023 and June 2023, respectively. Following the resignation of Chief Technology Officer and re-designation of executive Director, Mr. Li will remain as a non-executive Director. Mr. Li received a bachelor’s degree in mathematics and applied mathematics from Beijing University of Chemical Technology in China in July 2003 and a master’s degree in mathematics from Peking University in July 2006. For Mr. Li’s work experience prior to joining the Company, please refer to page 45 of the 2023 annual report of the Company published on the Stock Exchange on April 26, 2024 (the “2023 Annual Report”).

As at the date of this announcement, Mr. Li was interested in 2,878,690 Class A ordinary shares of the Company, which are required to be disclosed under Part XV of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong) (the “SFO”). Please refer to pages 118 to 119 of the 2023 Annual Report for more details.

Pursuant to the service agreement between the Company and Mr. Li dated March 31, 2022, the term of appointment of him shall be three years from April 22, 2022. The term of service of Mr. Li is subject to retirement by rotation and re-election at the annual general meeting of the Company at least once every three years in accordance with the Memorandum and the Articles of Association of the Company. Under the aforesaid the service agreement, Mr. Li will not receive any director’s remuneration.

Save as disclosed above, and as far as the Board is aware, Mr. Li (i) does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company, nor does he hold any other positions with the Company or any of its subsidiaries; (ii) is not interested or deemed to be interested in the shares, underlying shares or debentures of the Company or any of its associated corporations within the meaning of Part XV of the SFO; and (iii) does not hold any other directorship in any Hong Kong or overseas listed companies and any other major appointments and qualifications in the past three year prior to the date of this announcement.

Save as disclosed above, there is no other information in relation to the appointment of Mr. Li that needs to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matters concerning Mr. Li that should be brought to the attention of the shareholders of the Company.

APPOINTMENT OF CHIEF TECHNOLOGY OFFICER

The Board is pleased to announce the appointment of Mr. Bin Sun (孫斌) (“Mr. Sun”) as the Chief Technology Officer with effect from the Effective Date.

Mr. Sun is a seasoned technology leader with extensive experience in leading technology teams and developing technology strategies. Prior to joining the Company, Mr. Sun served as the Vice President of iQIYI, Inc., where he spearheaded intelligent digital production, big data, and business intelligence initiatives. Prior to that, Mr. Sun served as the Deputy General Manager of Perfect World’s education business from 2015 to 2017. Before that, Mr. Sun served in various positions related to product and engineering at technology companies such as Microsoft and Yahoo from 2006 to 2015. Mr. Sun holds a Bachelor's and a Master's degree in Computer Science from Harbin Institute of Technology.

The Board would like to express its warm welcome to Mr. Sun on his appointment.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, June 5, 2024

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as Executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen as independent non-executive Directors.

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